Annual Statement as to Compliance
For the Year Ended December 31, 2007

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC.
Series 2007-C6

Pursuant to Section 3.13 of the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i.    A review of the activities of Capmark Finance Inc. as Subservicer during the period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii.   To the best of such officer's knowledge, based on such review, Capmark Finance Inc. as Subservicer, has fulfilled all of its obligations under this Subservicing Agreement in all material respects throughout the period.

Capmark Finance Inc.

/s/ Mark E. McCool

By:	Mark E. McCool
Title:	Managing Director
Date:	February 20, 2008

.inv 77   lib A

Capmark Finance Inc.
116 Welsh Road
Real Estate Finance, Investment, Services	Horsham, Pa 19044